838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 21-429 February 3, 2021

Mining Right Granted for Waterberg Joint Venture Palladium, Platinum, Gold and Rhodium Mine

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group" "PTM" or the "Company") reports that the Department of Mineral Resources and Energy ("DMRE") of South Africa has notified the Company in writing that the Waterberg JV Resources (Pty) Ltd. Mining Right for the Waterberg Project (the "Waterberg Mining Right") has been granted. The Waterberg Project is located on the Northern Limb of the Bushveld Complex in South Africa, approximately 85 km north of the town of Mokopane (formerly Potgietersrus).

A definitive feasibility study announced in September 2019 (the "Waterberg DFS") models the Waterberg mine as a low cost, large-scale, shallow, decline-accessible, mechanised, palladium, platinum, gold and rhodium ("4E" or "PGM") mine with 19.5 million 4E ounces in proven and probable mineral reserves(1) and projects that the mine will produce 420,000 4E ounces per year at a steady state.  The current basket price per 4E ounce of Waterberg PGMs is approximately US $2,100 and the Waterberg DFS estimated the life of mine cash cost per 4E ounce at US $640.  For further details, please refer to the Waterberg DFS ("Waterberg Project Definitive Feasibility Study and Mineral Resource Update - Bushveld Complex, South Africa" dated October 4, 2019, with an effective date for resources and reserves of September 4, 2019).

The Waterberg Mining Right has been granted in terms of section 23(1) of the Mineral and Petroleum Resources Development Act (2002).  After notarial execution the Waterberg Mining Right will be registered at the Mining and Petroleum Titles Registration Office in South Africa.  The Waterberg Mining Right was issued for an initial period of 30 years and may be renewed for further periods, each of which may not exceed 30 years at a time.  Mining will be subject to the Environmental Authorization granted on November 10, 2020, Water Use Licenses and compliance with other legislation on an ongoing basis.

R. Michael Jones, President and CEO of Platinum Group Metals Ltd. said "We are very pleased to be granted a mining right in a positive PGM market, providing the opportunity to move forward to the next steps in mine financing, construction and development. We see a role for PGMs to play in many aspects of the transition to new sustainable and more efficient energy technologies.  The Waterberg Mining Right is both an opportunity and a responsibility to develop the mine safely for the maximum benefit of all the stakeholders.  By developing this new mine safely and efficiently, we plan to achieve the best return for shareholders, local communities and government".

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(1) 5.1 million 4E ounces in proven mineral reserves (48.3 million tonnes at 3.28 g/t 4E at a 2.5 g/t 4E cut-off) and 14.4 million 4E ounces in probable mineral reserves (139.2 million tonnes at 3.22 g/t 4E at a 2.5 g/t 4E cut-off).

PLATINUM GROUP METALS LTD.	…2

Platinum Group is the operator of the Waterberg Project on behalf of Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co."), representing the owners of the project, being Platinum Group, Impala Platinum Holdings Ltd. ("Implats"), Japan Oil, Gas and Metals National Corporation ("JOGMEC"), Hanwa Co. Ltd. ("Hanwa") and Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo").

Mlibo Mgudlwa, Vice President of Platinum Group Metals RSA (Pty) Ltd. ("PTM RSA") said "The mining right approval process is very thorough on environmental matters, social and labour plans and mine work programs. All participants, including government, communities and interested parties, were engaged and the process was efficiently administered by the DMRE".

The Company's near-term objectives are to establish construction funding and concentrate offtake arrangements.  With the Waterberg Mining Right now granted, the Company plans to consult with local communities and then commence with pre-construction work at the project site, including geotechnical drilling, power, water and road engineering works, completion of servitudes, construction camp design and establishment, and final equipment and infrastructure engineering and procurement.

The positive results of the Waterberg DFS provide a solid value assessment for the Waterberg Project.  The long-term market outlook for the metals to be produced at Waterberg remains strong.  The Company will follow government health directives in the months ahead.  The health and safety of employees is a priority.

Qualified Person

R. Michael Jones, P.Eng., the Company's President, Chief Executive Officer and a shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and is responsible for preparing the scientific and technical information contained in this news release.  He has verified the data by reviewing the detailed information of the geological and engineering staff and independent qualified person reports as well as visiting the Waterberg Project site regularly.

About Platinum Group Metals Ltd. and Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with Implats, Mnombo, JOGMEC and Hanwa.  Platinum Group is the majority owner of Lion Battery Technologies Inc., a private company developing innovative and patented technologies adding PGMs to lithium batteries.

PLATINUM GROUP METALS LTD.	…3

On behalf of the Board of

Platinum Group Metals Ltd.

R. Michael Jones

President and CEO

For further information contact:

 R. Michael Jones, President

 or Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The recent COVID-19 pandemic and related measures taken by government create uncertainty and have had, and may continue to have, an adverse impact on many aspects of the Company's business, including employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, the Company's ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of capital and insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding the advancement of and production and cost of production from the Waterberg Project, the registration, term and potential extensions to the Waterberg Mining Right; achieving returns for shareholders; completion of funding and offtake arrangements, the market for PGMs, the results of the Waterberg DFS; and the potential role for PGMs in the transition to new sustainable and more efficient energy technologies. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including possible adverse impacts due the global outbreak of COVID-19 (as described above), the Company's inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; additional financing requirements; the US $20 million senior secured facility with the Sprott Private Resource Lending II (Collector), LP ("Sprott") entered into August 21, 2019 (the "2019 Sprott Facility") is, and any new indebtedness may be, secured and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Co. to Sprott, under the 2019 Sprott Facility, which potentially could result in the loss of the Company's interest in PTM RSA and the Waterberg Project in the event of a default under the 2019 Sprott Facility or any new secured indebtedness; the Company's history of losses and negative cash flow; the Company's ability to continue as a going concern; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the Toronto Stock Exchange if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 20-F annual report, annual information form and other filings with the U.S Securities and Exchange Commission ("SEC") and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.

PLATINUM GROUP METALS LTD.	…4

Estimates of mineralization and other technical information referred to or included herein have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC Industry Guide 7. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and historically have not been permitted to be used in reports and registration statements filed with the SEC pursuant to SEC Industry Guide 7. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In particular, "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Disclosure of "contained ounces" in a resource is permitted disclosure under NI 43-101; however, SEC Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Accordingly, descriptions of the Company's mineral deposits in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of SEC Industry Guide 7.